Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

IT Tech Packaging, Inc.

We hereby consent to the incorporation in the Registration Statement on Form S-3 of IT Tech Packaging, Inc. (the “Company”) of our report dated March 23, 2021, relating to the audit of the consolidated balance sheets of IT Tech Packaging, Inc. and its subsidiaries as of December 31, 2020 and 2019 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements), which appears in the Form 10-K filed by the Company with the U.S. Securities Exchange Commission on April 19, 2021.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

WWC, P.C.

Certified Public Accountants

San Mateo, California
November 24, 2021